

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2021

Aaron P. Graft
President and Chief Executive Officer
Triumph Bancorp, Inc.
12700 Park Central Drive
Suite 1700
Dallas, TX 75251

       Re: Triumph Bancorp, Inc.
           Registration Statement on Form S-4
           Filed November 19, 2021
           File No. 333-261238

Dear Mr. Graft:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Envall at (202) 551-3234 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Finance